SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated February 12, 2021, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	12/31/2020	12/31/2019
Results of the period (six-month period)	(1,164)	6,611
Attributable to:
Shareholders of the controlling company	(584)	(1,936)
Non-controlling interest	(580)	8,547

2. Other integral results of the period	in million ARS
	12/31/2020	12/31/2019
Other integral results of the period (six-month period)	(8,145)	10,060
Attributable to:
Shareholders of the controlling company	(2,772)	(3,378)
Non-controlling interest	(5,373)	13,438

3. Total integral results of the period	in million ARS
	12/31/2020	12/31/2019
Total integral results of the period (six-month period)	(9,309)	16,671
Attributable to:
Shareholders of the controlling company	(3,356)	(5,314)
Non-controlling interest	(5,953)	21,985

4. Equity details	in million ARS
	12/31/2020	12/31/2019
Share Capital	575	575
Treasury shares	2	2
Comprehensive adjustment of capital stock and of treasury shares	16,335	16,335
Additional paid-in capital	17,426	17,426
Premium for trading of treasury shares	116	94
Legal Reserve	1,333	581
Special Reserve (Resolution CNV 609/12)	11,271	11,268
Cost of treasury share	(205)	(190)
Changes in non-controlling interest	(6,638)	(7,136)
Reserve for share-based payments	233	241
Reserve for future dividends	2,028	2,028
Revaluation Surplus	715	125
Reserve for conversion	1,191	(2,866)
Special Reserve	26,113	12,458
Reserve for coverage instruments	(498)	(10)
Reserve for defined benefit plans	583	(373)
Other subsidiary reserves	-	(69)
Retained earnings	(473)	(3,740)
Shareholders’ Equity attributable to controlling company’s shareholders	70,107	46,749
Non-controlling interest	22,174	64,061
Total shareholder's equity	92,281	110,810

Pursuant to Article 63 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 578,676,460 (including treasury shares) which is divided into 578,676,460 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each.

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 359,102,211 shares directly and indirectly (through Helmir S.A.), which represents 62.1% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that on December 31, 2020, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 217,438,879 nominative non-endorsable ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each from the Company that represents 37.6% of the issued share capital.

As of December 31, 2020 there are no convertible options or negotiable obligations in circulation to acquire our shares.

Among the news of the period ended on December 31, 2020, the following can be highlighted:

●
The net result for the first half of fiscal year 2021 recorded a loss of ARS 1,164 million compared to a gain of ARS 6,611 million in the same period of 2020.

●
The result from continuing operations recorded a gain of ARS 5,956 million mainly due to higher results from changes in the fair value of the investment properties. The result of discontinued operations recorded a loss of ARS 7,120 million as a result of the deconsolidation of the investment in Israel since September 30, 2020.

●
Adjusted EBITDA reached ARS 8,055 million in the first quarter of fiscal year 2021, increasing 76.9% compared to the first quarter of 2020, mainly explained by the Sales and Developments segment, due to the sales made by IRSA Commercial Properties. Adjusted EBITDA of the rental segments was reduced by 74,5% in the period, reaching ARS 1,341 million.

●
Regarding the rental portfolio, the shopping malls showed a recovery in their sales in the quarter given the reopening in October, we incorporated the 261 Della Paolera building into the office portfolio, becoming the new headquarters of the Company and in December, the 3 hotels returned to their operations under strict protocols

●
In November 2020, we completed an exchange offer of the Series I Notes for a nominal value of USD 181.5 million with an acceptance of 98.3% and distributed a dividend in kind with shares of IRSA Propiedades Comerciales for the sum of ARS 484 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: February 12, 2021